TAHOE RESOURCES INC.

NOTICE OF ANNUAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

March 3, 2011

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TAHOE RESOURCES INC. (“Tahoe”) will be held at The Renaissance Hotel, 1133 West Hastings Street, Vancouver, British Columbia, V6E 3T3, on May 2, 2011 at 9:00 a.m. PST, for the following purposes:

1.	to receive the report of the directors of Tahoe;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of Tahoe for the ensuing year;

4.	to ratify and confirm the adoption of a shareholder rights plan for Tahoe, as set out in the Information Circular;

5.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

             An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

             Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

             DATED at Vancouver, British Columbia, March 3, 2011

BY ORDER OF THE BOARD

(signed) A. Dan Rovig
Chairman of the Board

TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

INFORMATION CIRCULAR
unless otherwise noted, as at March 3, 2011

THE MEETING

             This Information Circular is furnished in connection with the solicitation of proxies by the management of Tahoe Resources Inc. for use at the annual general meeting (the “Meeting”) of its shareholders to be held on May 2, 2011 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

             In this Information Circular, references to “the Company”, “Tahoe”, “we” and “our” refer to Tahoe Resources Inc. “Common Shares” means common shares without par value in the capital of the Company, “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated all references to “$” or “dollars” in this Information Circular mean United States dollars. References to “C$” or “Canadian dollars” mean Canadian dollars.

VOTING INFORMATION

             Tahoe’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.

Solicitation of Proxies

             The solicitation of proxies will be primarily by mail, but Tahoe’s directors, officers and regular employees may also solicit proxies personally or by telephone. Tahoe will bear all costs of the solicitation. Tahoe has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Tahoe held of record by those Intermediaries and Tahoe may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

        The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of Tahoe.

If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by striking out the name of the persons named in the Proxy and inserting the name desired of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

             The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

             If a Shareholder specifies a choice for a matter in the Proxy, and if the Proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote the Common Shares of Tahoe represented thereby in accordance with the choice you specify on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to:

  each matter or group of matters identified therein for which a choice is not specified;

  any amendment to or variation of any matter identified therein; and

  any other matter that properly comes before the Meeting.

     In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote Common Shares of Tahoe represented by the Proxy for the approval of such matter.

Registered Shareholders

             If you are a Registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you wish to submit a Proxy, you must

(a)

complete, date and sign the Proxy, and then return it to Tahoe’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9,

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number, or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number, before 1:00 p.m. (Vancouver time) on Thursday, April 28, 2011, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. The Chairman of the Meeting may waive the proxy cut-off without notice.

Beneficial Shareholders

             The following information is of significant importance to Shareholders who do not hold Common Shares of Tahoe in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

             If Common Shares of Tahoe are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares of Tahoe will not be registered in the Shareholder’s name on the records of Tahoe. Such Common Shares of Tahoe will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares of Tahoe are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

             Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

             There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).

             Tahoe is taking advantage of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares of Tahoe represented by the VIFs it receives.

             The Information Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Tahoe or its agent has sent these materials directly to you, your name and address and information about your Common Shares of Tahoe have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares of Tahoe on your behalf.

             By choosing to send these materials to you directly, Tahoe (and not your Intermediary) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your Proxy as specified in the request for voting instructions that you receive.

             Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Common Shares of Tahoe are voted at the Meeting.

             The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by Tahoe. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF to you in lieu of the Proxy provided by Tahoe. The VIF will name the same individuals as Tahoe’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of Tahoe) other than the individuals designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, you should insert the name of your desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge in accordance with its instructions well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend and to vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

             The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Tahoe or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

             The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tahoe is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

             In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it (a) by executing a proxy bearing a later date, (b) by executing a valid notice of revocation (where a new proxy is not also filed), or (c) personally attending the Meeting and voting the Registered Shareholder’s Common Shares of Tahoe.

             A later dated proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered to Computershare Investor Services Inc. (“Computershare”), by fax at 1-866-249-7775 (toll free in North America) or 416-263-9524, or by mail (via postage paid return envelope) at Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, or to the address of the registered office of Tahoe at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7.

             A later dated proxy must be received before 1:00 p.m. (Vancouver time) on Thursday, April 28, 2011, or, if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

             A notice of revocation must be received before 1:00 p.m. (Vancouver time) on Friday, April 29, 2011, or, if the Meeting is adjourned, the last business day before any reconvening thereof at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

             Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

             A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting Securities and Principal Holders of Voting Securities

Record Date and Outstanding Shares

             The Record Date for determining persons entitled to receive notice of and vote at the Meeting is March 18, 2011. Only persons who were Registered Shareholders as of the close of business on March 18, 2011 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is not less than one person being present in person or being represented by proxy, holding not less than 5% of the issued Common Shares of Tahoe.

             At the close of business on March 3, 2011, 141,551,187 Common Shares of Tahoe were issued and outstanding. Each Registered Shareholder is entitled to one vote per common share of Tahoe held on all matters to come before the Meeting. Common Shares of Tahoe are the only securities of Tahoe which will have voting rights at the Meeting.

Principal Holders of Common Shares of Tahoe

             To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Tahoe as at March 3, 2011, except as follows:

	Number of Common	Percentage of
Name	Shares Beneficially Owned,	Outstanding Common Shares
	Controlled or Directed

Goldcorp Inc.	58,051,692	41.2%

             Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp Inc. (“Goldcorp”) and the Company, Goldcorp is entitled to have three nominees appointed to the board of directors of the Company (the “Board”). See “Election of Directors – Amended and Restated Shareholders’ Agreement”.

ELECTION OF DIRECTORS

             The size of the Board is fixed at seven. The term of office of each of the current directors will end immediately before the election of directors at the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until immediately before the election of new directors at the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

             The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each nominee now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of Tahoe beneficially owned, controlled or directed by each, directly or indirectly, as at March 3, 2011.

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tahoe Beneficially Owned, Controlled or Directed(1)
A. DAN ROVIG Chairman of the Board Reno, Nevada, United States	Independent consultant since November 2006; Chairman of the Board of Glamis Gold Ltd., March 1999 to November 2006.	June 8, 2010	10,000(6)
C. KEVIN MCARTHUR(5) President, Chief Executive Officer and Director Reno, Nevada, United States	President, Chief Executive Officer and director of Goldcorp, November 15, 2006 to December 31, 2008; President and Chief Executive Officer of Glamis Gold Ltd., a mineral resources company, January 1, 1998 to November 15, 2006.	November 10, 2009	3,500,001(7)
LORNE B. ANDERSON(2)(3)(4) Surrey, British Columbia, Canada	Independent financial consultant since 1998; Chief Financial Officer of Tyhee Development Corp., a mineral resources company, since May 2005 and Chief Financial Officer and a director of Skyline Gold Corporation since June 2006; Chief Financial Officer and Treasurer of Glamis Gold Ltd. from 1988 to 1998.	April 29, 2010	110,000(8)

Nominee Name, Position with the Company and Residency	Principal Occupation for the Past Five Years	Period as a Director of the Company	Common Shares of Tahoe Beneficially Owned, Controlled or Directed(1)
PAUL B. SWEENEY(2)(3) Surrey, British Columbia, Canada	Part-time commercial advisor to Plutonic Power Corporation since January 2011; Executive Officer of Plutonic Power Corporation, January 2007 to December 2010; independent business and financial consultant, 2005 to 2007; Chief Financial Officer of Canico Resource Corp., 2002 to 2005.	April 20, 2010	310,000(9)
JAMES S. VOORHEES(4)(5) Reno, Nevada, United States	Retired businessman since 2006; consultant since 2007; Executive Vice President & Chief Operating Officer of Glamis Gold Ltd., July 2005 to November 2006; Vice President Operations and Chief Operating Officer of Glamis Gold Ltd., June 1999 to July 2005.	April 20, 2010	110,000(10)
JOHN P. BELL(4)(5) Vancouver, British Columbia, Canada	Independent director.	June 8, 2010	30,000(11)
KENNETH F. WILLIAMSON(2)(3) Dwight, Ontario, Canada	Independent director.	June 8, 2010	50,000(12)

_________
Notes:

(1)

The number of Common Shares of Tahoe beneficially owned, controlled or directed, directly or indirectly, by the above nominees for directors is based on information furnished by the nominees themselves and from the insider reports available at www.sedi.ca.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

(5)	Member of the Health, Safety and Environment Committee.

(6)	A. Dan Rovig also holds options to purchase 120,000 Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(7)

C. Kevin McArthur also holds options to purchase 360,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015. Mr. McArthur also holds 230,000 Deferred Share Awards.

(8)	Lorne B. Anderson also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(9)	Paul B. Sweeney also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(10)	James S. Voorhees also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(11)	John P. Bell also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

(12)	Kenneth F. Williamson also holds 120,000 options to purchase Common Shares of Tahoe at an exercise price of C$6.40 and an expiry date of June 10, 2015.

             As of March 3, 2011, the directors of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, an aggregate of 4,310,001 Common Shares of Tahoe, representing 3.04% (2.92% fully diluted) of the issued and outstanding Common Shares of Tahoe.

             The following is a detailed description of each nominee’s principal occupation, business or employment. This information has been furnished by the respective nominees.

             A. Dan Rovig, Director and Chair of the Board. Mr. Rovig has been a director of Goldcorp since November 2006. He was a director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

             C. Kevin McArthur, President, Chief Executive Officer and Director. Mr. McArthur was appointed as a director and our President and Chief Executive Officer on November 10, 2009. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He remained as a director of Goldcorp until May 2009. Prior to that, he was President and Chief Executive Officer of Glamis Gold Ltd. from January 1, 1998 and served in a variety of management positions with Glamis since 1988. While at Glamis, Mr. McArthur played a key role in the identification, acquisition and development of the Marlin property. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada.

             Lorne B. Anderson, Director. Mr. Anderson is a Chartered Accountant. Currently Mr. Anderson is the Chief Financial Officer of Tyhee Development Corporation and the Chief Financial Officer and a director of Skyline Gold Corporation. He has been an Independent Financial Consultant to the minerals industry since 1998. From 1988 to 1998 Mr. Anderson was the Chief Financial Officer and Treasurer of Glamis Gold Ltd. He has over twenty years of experience in the mining industry, during which time he has been involved with administration, both equity and bank financings, and investor relations programs.

             Paul B. Sweeney, Director. Mr. Sweeney is currently a part-time commercial advisor to Plutonic Power Corporation. He was an Executive Officer of Plutonic from January 2007 to December 2010. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 30 years of experience in financial management of mining and renewable energy companies.

             James S. Voorhees, Director. Mr. Voorhees is a retired businessman, and he has been a consultant since 2007. Currently Mr. Voorhees is a director of Trinity Mining Holdings A.G. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis Gold Ltd. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

             John P. Bell, Director. Mr. Bell has been a director of Goldcorp since February 2005 and was a director of Wheaton River Minerals Ltd. from December 2004 until its acquisition by Goldcorp in April 2005. He was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator in the British Columbia First Nations treaty process and served as Protocol Adviser to the Four Host First Nations at the Vancouver 2010 Olympic Games. He is a director of Taiga Building Products Ltd. He holds a Bachelor of Commerce degree and an Honorary Doctorate of Laws degree from the University of British Columbia.

             Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. Currently he is a director of UraniumOne Inc. and Quadra FNX Mining Ltd. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Amended and Restated Shareholders’ Agreement

             Pursuant to the terms of the Amended and Restated Shareholders’ Agreement dated October 12, 2010 between Goldcorp and the Company, Goldcorp is entitled to have three nominees appointed to the Board. The current Goldcorp nominees are A. Dan Rovig, Kenneth F. Williamson and John P. Bell. As long as Goldcorp and its affiliates hold 20% or more of the issued Common Shares, Goldcorp has the right to nominate three individuals as directors of the Company at each meeting of shareholders at which directors are to be elected. The number of individuals Goldcorp and its affiliates are entitled to nominate as directors is subject to adjustment for changes in the size of the Board.

EXECUTIVE COMPENSATION

             As used below, “Named Executive Officer” or “NEO” means the Company’s Chief Executive Officer, Chief Financial Officer and each of the three most highly-compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total annual salary and bonus exceeds C$150,000. The Company’s Named Executive Officers are C. Kevin McArthur, President and Chief Executive Officer, Jaime Mondragón, Chief Financial Officer, Ron Clayton, Chief Operating Officer, Brian Brodsky, VP Exploration and Edie Hofmeister, Corporate Secretary and General Counsel.

Compensation Discussion and Analysis

             Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements are designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

             One of the Company’s primary objectives is to create long-term shareholder value through consistent outperformance relative to its peers. The compensation program is closely tied to this goal as it is designed to: 1) align the performance objectives of executives with maximizing long-term shareholder value; 2) link the operating and market performance of the company to executive compensation; and 3) provide market competitive pay in order to attract new employees of the highest caliber and retain high-performing executives.

             Total compensation for NEOs is set with reference to the Peer Group of companies (as defined below) for similar job descriptions in similar locations. The total compensation target for NEOs is between approximately the 50th and 75th percentile of the Peer Group.

             The four basic components of executive compensation since the Company completed its initial public offering in June 2010 have been the following:

  fixed salary;

  short-term annual incentive plan (“STIP”);

  long-term incentive plan (“LTIP”); and

  extended and group benefits.

Benchmarking

             Comparative data for the following companies were evaluated after being accumulated from a number of external sources: Alamos Gold, Inc., Allied Nevada Gold Corp., Bear Creek Mining Corp., Coeur d’Alene Mines Corp., Endeavour Silver Corp., Great Basin Gold Limited, MAG Silver Corp., Minefinders Ltd., Pan American Silver Corp., Silvercorp Metals Inc., Silver Standard Resources Inc., and Silver Wheaton Corp. (together, the “Peer Group”).

             The Peer Group was selected based on the following section criteria:

1.	Similar industry – precious metals mining with a silver mining bias;

2.	Similar market capitalization within the same industry; and

3.	Public company in Canada with one mine or an early start-up operation.

Base Salary

             Base salary forms an essential element of the Company’s compensation mix, as it is the base measure to compare and remain competitive relative to the Peer Group. Base salaries for NEOs were recommended to the Compensation Committee by the President and Chief Executive Officer (“CEO”). The CEO did not make a recommendation with respect to his own salary. The Compensation Committee and the Board approved the salary ranges for the executive officers based on market competition, compensation levels amongst the Peer Group, particular skill sets, and the experience and proven track records of particular individuals. Annual base salary levels are fixed, and they are generally targeted to the 50th percentile of the Peer Group. Annual base salary levels are used as the basis to determine other elements of compensation.

Short Term Incentive Plan (“STIP”)

             The STIP provides executives and management employees an incentive to achieve annual goals consistent with operating, financial and corporate responsibility measurements that can generally be improved over time. Amounts payable under the STIP are cash based and are linked to safety/corporate responsibility, overall corporate performance and individual achievement. STIP targets are set at between approximately the 50th and 75th percentile of the Peer Group.

             In 2010 the Compensation Committee approved bonus target levels to be based 50% on the achievement of the following identifiable corporate goals: 1) successful acquisition of the Escobal Project at a discount to its net asset value; 2) conclusion of a successful initial public offering in June 2010; 3) establishing an effective and superior organization and setting the Company on a course to complete permitting and feasibility of the Escobal Project on a timely basis; 4) growing shareholder value throughout 2010, with a targeted share price increase of 50% over the evaluation period; 5) issuance of a preliminary economic assessment with respect to the Escobal Project before year end; 6) the application for permits for an underground development program with Guatemala’s Ministry of Environment; and 7) maintenance of strong community relations, environmental and safety standards.

             Individual performance against personal objectives made up the remaining 50% of individual NEO appraisals with respect to bonus target levels. Each NEO’s performance was evaluated by the CEO, and discussed with and reviewed by the Compensation Committee. The CEO was not involved in judging his own performance, but was interviewed by the Committee in completing the CEO’s evaluation at the Committee’s sole discretion. In evaluating the CEO’s performance, the Compensation Committee considered the successful execution of the initial public offering in June 2010, the progress made towards implementing the new organizational structure, recruitment of a strong management team, substantial progress on the technical, resource and permitting fronts at the Escobal Project and the successful completion of additional financing in December, which is projected to be adequate for completion of project construction and attaining commercial production by 2014.

             The following table reflects the STIP bonus payment awards in 2010, based 50% on corporate performance and 50% on personal performance (pro-rated to reflect the number of months of actual service).

NEO Name	Base Salary ($)	Target as % Salary	2010 STIP Bonus ($)
C. Kevin McArthur	300,000	150%	500,000
Jaime Mondragón	180,000	80%	84,000
Ron Clayton	240,000	80%	240,000
Brian Brodsky	180,000	80%	84,000
Edie Hofmeister	125,000	40%	45,000

             The Compensation Committee has approved STIP measurement criteria for determining 2011 STIP bonus payments scheduled for the first quarter of 2012. A total of 50% of STIP is payable based on the following corporate safety and performance criteria (including mine development and exploration and permitting) that can range between zero and 150% payout, depending on performance:

•	20% – safety component measured against All Occurrences Incident Rate (Mine Safety and Health Administration standard incident rate) (“IR”)
	o	0% award on IR greater than 3.2
	o	50% award on IR between 2.8 and 3.2
	o	100% award on IR between 2.1 and 2.8
	o	150% award on IR less than 2.1 and zero lost time accidents
•	20% – government approvals to commence underground exploration declines
	o	0% award if not received in 2011
	o	50% if received by Q2, 2011
	o	100% if received by Q1, 2011
	o	150% if received by January 31, 2011
•	20% – total underground development advancement
	o	0% if less than 1,200 metres
	o	50% if between 1,200 metres and 1,800 metres
	o	100% if between 1,800 and 2,000 metres
	o	150% if over 2,000 metres
•	20% – government approval of exploitation license
	o	0% if not in 2011
	o	50% if achieved in 2011
	o	100% if achieved in Q3, 2011
	o	150% if achieved before July 31, 2011
•	20% – exploration progress
	o	0% if less than 20% resource growth is indicated
	o	50% if between 20% and 50% resource growth is indicated
	o	100% if greater than 50% resource growth is indicated
	o	150% if greater than 50% resource growth and 5,000 tonnes per day feasibility is completed

             The remaining 50% of the 2011 STIP is based on individual performance measured against personal objectives and other criteria at the sole discretion of the Compensation Committee. Individual performance factors for the NEOs in 2011 are as follows:

  Mr. McArthur’s performance factors include leading the organization to meet or exceed expectation; his personal role in accomplishing strategic goals and objectives for the year; advancing the Escobal Project development and the strategic planning process for the Company; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.

  Mr. Mondragón’s performance factors include maintaining the Company’s strong financial position, liquidity and safe investment of cash resources; developing the financial team, tax planning and controls systems in North America and in Guatemala; managing a growing finance and accounting function commensurate with the Company’s growth; and accurately and timely reporting of financial results.

  Mr. Clayton’s performance factors include enhancing the depth and accuracy of the Company’s budgeting and planning process; timely completion of resource calculations and feasibility studies for new projects; meeting or exceeding forecasts for acquiring permits and developing the Escobal Project; assisting with investor relations meetings and conferences; recruiting, retaining and developing the operations team; and continuously monitoring and improving safety, community relations and environmental performance at operations.

  Mr. Brodsky’s performance factors include leading the exploration department and meeting or exceeding drilling goals; maintaining concession titles, moving new targets into exploration concession status and staking new concessions where appropriate; growing and increasing confidence in the Escobal Project resource; completing initial drill programs in at least three new target areas in the general Escobal district; recruiting, retaining and developing the exploration team; and continuously monitoring and improving safety, community relations and environmental performance at exploration operations.

  Ms. Hofmeister’s performance factors include leading the legal department and meeting all filing deadlines in conjunction with efforts from the CFO’s office; maintaining full regulatory compliance in multiple jurisdictions; aiding with the maintenance of concession titles; maintaining accurate and timely shareholder records; maintenance of corporate books and records; and overseeing all legal affairs of the Company.

Long Term Incentive Plan (“LTIP”)

             The Company’s compensation arrangement includes LTIP share options and share awards. Share option and share award compensation is designed to align the interests of executive officers with the longer-term interests of the shareholders. LTIP targets are generally set above the Peer Group average.

             As part of the pre-initial public offering valuation of the Company, the executive team was incentivized with one-time share awards in 2010, subject to successful acquisition of the Escobal Project and a successful initial public offering. Such awards were designed to attract and retain high quality executives to the private company prior to the completion of the Company’s initial public offering.

NEO Name	Common Shares(1)	Value ($)(2)
C. Kevin McArthur	200,000	$1,152,000
Jaime Mondragón	200,000	$1,152,000
Ron Clayton	200,000	$1,152,000
Brian Brodsky	200,000	$1,152,000
Edie Hofmeister	100,000	$576,000

_________
Notes:

(1)	Common Shares were granted on June 8, 2010 and vest 100% at the end of 24 months

(2)	Value calculated using a grant share price at the time of the initial public offering of C$6.00 per share and exchange rate of C$1.00 - $0.9600

             As part of annual LTIP compensation, share based awards were granted to NEOs after completion of the initial public offering. The goal was to provide executives equity in the Company in order to align their interests with shareholders.

NEO Name	Common Shares(1)	Value ($)(2)
C. Kevin McArthur	30,000	182,227
Jaime Mondragón	15,000	91,114
Ron Clayton	15,000	91,114
Brian Brodsky	15,000	91,114
Edie Hofmeister	9,000	54,668

_________
Notes:

(1)	Common Shares were granted on June 10, 2010 and vest one-third on the first anniversary of grant, one-third on the second anniversary of grant, and one-third on the third anniversary of grant.

(2)	Value calculated using a grant share price of C$6.40 per share and exchange rate of C$1.00 - $0.9491

             The executive team was incentivized with share-based option awards on June 10, 2010. Such awards were designed to retain high quality executives and to additionally align their interests with those of the shareholders. Additional options were awarded to Mr. Clayton on November 10, 2010 for performance reasons.

NEO Name	Options	Value ($)(2)
C. Kevin McArthur	360,000(1)	854,190
Jaime Mondragón	180,000(1)	427,095

NEO Name	Options	Value ($)(2)
Ron Clayton	180,000(1)	427,095
	60,000(3)	371,844
Brian Brodsky	180,000(1)	427,095
Edie Hofmeister	120,000(1)	284,730

_________
Notes:

(1)	Options were granted on June 10, 2010 and one third vested immediately upon grant, one third vest on the first anniversary of grant and one third vest on the second anniversary of grant.

(2)

Options each valued at C$2.50, calculated using a Black Scholes valuation with a share price of C$6.40 per share, expected term of five years, volatility of 56% and an exchange rate of C$1.00 – $0.9491.

(3)

Each such option valued at C$6.26, calculated using a Black Scholes valuation with a share price of C$11.15 per share, expected term of five years, volatility of 66% and exchange rate of C$1.00 – $0.9900. Options were granted on November 10, 2010 with same vesting schedule as options described in footnote (1).

             These share-based award values, the values from the pre-initial public offering grant of share-based awards and option-based awards are reflected in the compensation tables below. Depending on the future development of the Company and other factors that may be considered relevant, the Compensation Committee and the Board from time to time may determine to emphasize increased base salaries and to rely to a lesser extent on share options or other incentives.

Extended and Group Benefits

             The Company offers health benefits, life insurance, disability insurance and a 401(k) program for US employees. Such benefits are designed to be competitive with equivalent positions in comparable Canadian and United States organizations. Pensions are not provided.

Performance Graph

             The following graph compares the monthly percentage change in the Company’s cumulative total shareholder return on its Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of the Company’s initial public offering on June 8, 2010 to December 31, 2010.

             Between June 8 and December 31, 2010, the Company provided significant shareholder value with a 145% increase in share price. Notably, the Company’s market capitalization increased during that time by approximately C$1.38 billion, representing more than a 200% increase over a seven month period. The NEOs’ compensation was largely equity based and reflects the successful transformation from a privately held company to a publicly traded company with a market capitalization in excess of C$2 billion.

Succession Planning

             The Company has a succession plan for its executive team. The CEO prepared the succession plan in 2010 and reviewed it with the Compensation Committee, which in turn presented it to the entire Board in executive session. The Plan includes a succession strategy for each of the CEO’s direct reports as well as other key positions in the Company. The Board is responsible for:

  ensuring there is an orderly succession plan for the position of President and CEO;

  reviewing and approving the CEO’s succession planning for each of his direct reports;

  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or any of his direct reports;

  ensuring that the CEO has a succession planning process in place for other members of senior management in key positions.

             The Board took steps in 2010 to develop opportunities to get to know the executive team and employees who have been identified as potential executives. These steps included participation in social gatherings surrounding regularly scheduled Board meetings, formal and informal presentations during Board meetings and a project tour in 2010 that included 100% Board participation.

Summary Compensation Table

             The following table provides information regarding compensation during the year ended December 31, 2010 paid to or earned by the individuals who served as NEOs of the Company during such period.

NEO Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long- term Incentive Plans
C. Kevin McArthur, CEO	2010	175,000	1,334,227	854,190	500,000	Nil	Nil	2,863,417
Jaime Mondragón, CFO	2010	150,000	1,243,114	427,095	84,000	Nil	Nil	1,904,209
Ron Clayton, COO	2010	180,002	1,243,114	798,939	240,000	Nil	76,333(5)	2,538,388
Brian Brodsky, VP Exploration	2010	105,923	1,243,114	427,095	84,000	Nil	Nil	1,860,132
Edie Hofmeister, Corporate Secretary and General Counsel	2010	114,425	630,668	284,730	45,000	Nil	Nil	1,075,323

_________
Notes:

(1)

During 2010, annual salaries for McArthur, Mondragón, Clayton, Brodsky and Hofmeister were $300,000, $180,000, $240,000, $180,000 and $125,000, respectively. Amounts disclosed relate to the following dates upon which such NEO’s compensation commenced: McArthur, June 8, 2010; Mondragón, March 1, 2010; Clayton, April 1, 2010; Brodsky, June 1, 2010; and Hofmeister, February 1, 2010.

(2)

For share-based awards, the fair value was based on the market price of the Common Shares and the exchange rate on the grant date. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)

Represents the grant date fair value for option-based awards. Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model using the assumptions described in the table under “Share Option Values and Assumptions” below. Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted. Awards granted on June 8, 2010 were converted at the rate of C$1.00 - $0.9600. Awards granted on June 10, 2010 were converted at the rate of C$1.00 - $0.9491. Awards granted on November 10, 2010 were converted at the rate of C$1.00 - $0.9900. The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements (the accounting fair value), as in accordance with IFRS accounting standards the compensation expense reflects the portion of the accounting fair value that is amortized in the period, based on each grant’s vesting terms.

(4)	Relocation expense for Ron Clayton amounted to $76,333.

Share Option Values and Assumptions

The following table describes the assumptions and calculations used in the Black-Scholes models for the grant date fair value and the accounting fair value of option-based awards.

	Grant Dates
2010 Grant Date	8-Jun	10-Nov
Share price at grant date in CAD	C$6.40	C$11.14
Exercise price in CAD	C$6.40	C$11.15
Expected volatility (weighted average volatility)	56%	66%
Option life (expected weighted average life)	5	5
Expected dividends	-	-
Risk-free interest rate (based on government bonds)	1.77%	1.77%
Resulting fair value at grant date in CAD	C$2.50	C$6.30

Incentive Plan Awards

             The following table provides for the Named Executive Officers information regarding the awards outstanding as at December 31, 2010.

	Option-based Awards			Share-based Awards
NEO Name and Principal Position	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
C. Kevin McArthur, CEO	360,000	6.40	June 10, 2015	2,988,299	230,000	3,381,338
Jaime Mondragón, CFO	180,000	6.40	June 10, 2015	1,494,149	215,000	3,160,816
Ron Clayton, COO	180,000	6.40	June 10, 2015	1,494,149	215,000	3,160,816
	60,000	11.15	November 10, 2015	285,029	--	--
Brian Brodsky, VP Exploration	180,000	6.40	June 10, 2015	1,494,149	215,000	3,160,816
Edie Hofmeister, Corporate Secretary and General Counsel	120,000	6.40	June 10, 2015	996,100	109,000	1,602,460

__________
Notes:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00 – $1.0001.

(2)	Value calculated based on the closing price of the Common Shares on December 31, 2010 (C$14.70) converted to US dollars at the December 31, 2010 exchange rate of C$1.00 – $1.0001.

             The following table provides information regarding the awards granted to the Named Executive Officers of the Company that have vested or have been earned by the Named Executive Officers during the period from June 8, 2010 to December 31, 2010.

NEO Name and Principal Position	Option-based awards – Value vested during the period ($)(1)	Share-based awards – Value vested during the period ($)	Non-equity incentive plan compensation – Value earned during the period ($)
C. Kevin McArthur, CEO	996,100	Nil	500,000
Jaime Mondragón, CFO	498,050	Nil	84,000
Ron Clayton, COO	569,057	Nil	240,000
Brian Brodsky, VP Exploration	498,050	Nil	84,000
Edie Hofmeister, Corporate Secretary and General Counsel	332,033	Nil	45,000

__________
Notes:

(1)

As at December 31, 2010, one third of all option based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00 – $1.0001.

Share Ownership by Executives

             All NEOs are required to have a significant long-term financial interest in the Company to align their interests with those of the shareholders. NEOs are required to own shares having a total acquisition cost or value of at least two times the NEO’s base salary. This requirement is to be attained two years from the date of hire or election to the position of Executive Officer (June 10, 2010 in all cases to-date) and must be maintained throughout the NEO’s tenure at the Company. The calculations to monitor compliance with this requirement are made as of December 31 of each year. Since the Company completed its initial public offering in 2010, the NEOs have until 2012 to meet this requirement. However, Messrs. McArthur and Clayton and Ms. Hofmeister have already attained the minimum share ownership under this policy.

Compensation of Directors

             The Board meets annually to review the adequacy and form of directors’ compensation which is designed to attract and retain high calibre Board members. The Board conducts an annual benchmarking against the Peer Group.

             Effective June 8, 2010, based on internal research of director compensation schemes of the Peer Group, the Company established compensation schemes for the Chairman of the Board, Committee Chairs, and Committee Members for the second, third and fourth quarters of 2010. The following table sets forth for each of the Company’s independent directors, all amounts of compensation earned for the fiscal period commencing June 8, 2010 and ending December 31, 2010.

Name	Fees Earned ($)(1)(2)	Share- Based Awards ($)(3)	Option-Based Awards ($)(4)(5)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
A. Dan Rovig, Chair	72,818	60,742	284,730	Nil	Nil	Nil	418,290
Lorne B. Anderson	50,972	60,742	284,730	Nil	Nil	Nil	396,444
Paul B. Sweeney	50,972	60,742	284,730	Nil	Nil	Nil	396,444
James S. Voorhees	50,972	60,742	284,730	Nil	Nil	Nil	396,444
John P. Bell	36,409	60,742	284,730	Nil	Nil	Nil	381,881
Kenneth F. Williamson	50,972	60,742	284,730	Nil	Nil	Nil	396,444

__________
Notes:

(1)

The cash retainer is paid quarterly in advance, effective after the Company’s annual general meeting expected to be held in May 2011. Directors are also reimbursed for their Board-related expenses incurred on our behalf. Figures have been converted from Canadian dollars to US dollars at the rate prevailing on the dates of payment.

(2)	The Chair of the Board receives $100,000 and directors receive $50,000 annually. Chairs of committees receive an additional $20,000.

(3)	Directors were granted 10,000 deferred share awards on June 10, 2010. The fair value was based on the C$6.40 market price of the Common Shares and the exchange rate on the grant date C$1.00 – $0.9491.

(4)

Directors were granted 120,000 share options at an exercise price of C$6.40 per share. The accounting fair value for grants option-based awards was based on a Black-Scholes value of C$2.50 calculated at the grant date. The key assumptions used in the model are based on an expected term of five years and a volatility of 56%. The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(5)

Option-based awards were converted from Canadian dollars to US dollars at the prevailing rate on the date on which the awards were granted. Awards granted on June 10, 2010 were converted at the rate of C$1.00 – $0.9491.

             The Chief Executive Officer does not collect Board fees. No additional fees, including meeting fees, were paid to directors in 2010. Director compensation will be subject to review and possible change on an annual basis. The 120,000 share option grant for new directors was associated with the initial public offering. Further share option grants for current Board members are not anticipated in the near future.

Incentive Plan Awards

             The following table provides information for the directors of the Company regarding the awards outstanding as at December 31, 2010.

	Option-based Awards			Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option Exercise Price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
A. Dan Rovig, Chair	120,000	6.40	June 10, 2015	996,100	Nil	Nil
Lorne B. Anderson	120,000	6.40	June 10, 2015	996,100	Nil	Nil
Paul B. Sweeney	120,000	6.40	June 10, 2015	996,100	Nil	Nil
James S. Voorhees	120,000	6.40	June 10, 2015	996,100	Nil	Nil
John P. Bell	120,000	6.40	June 10, 2015	996,100	Nil	Nil
Kenneth F. Williamson	120,000	6.40	June 10, 2015	996,100	Nil	Nil

_________
Note:

(1)

Value calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00 – $1.0001.

             The following table provides information regarding the awards granted to the independent directors of the Company that have vested or have been earned by those directors during the period from June 8, 2010 to December 31, 2010.

NEO Name and Principal Position	Option-based awards – Value vested during the period ($)(1)	Share-based awards – Value vested during the period ($)(2)	Non-equity incentive plan compensation – Value earned during the period ($)
A. Dan Rovig, Chair	332,033	147,015	Nil
Lorne B. Anderson	332,033	147,015	Nil
Paul B. Sweeney	332,033	147,015	Nil
James S. Voorhees	332,033	147,015	Nil
John P. Bell	332,033	147,015	Nil
Kenneth F. Williamson	332,033	147,015	Nil

__________
Notes:

(1)

As at December 31, 2010, one third of all option based awards had vested. Value is calculated based on the difference between the closing price of the Common Shares on December 31, 2010 (C$14.70) and the option exercise price converted to US dollars at the December 31, 2010 exchange rate of C$1.00 – $1.0001.

(2)

For share-based awards, the fair value was based on the C$14.70 market price of the Common Shares and the exchange rate of C$1.00 – $1.0001 at December 31, 2010. The grant date fair value of share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

Termination of Employment, Changes in Responsibility and Employment Contracts

             We have entered into employment agreements with all of our executive officers at or after June 8, 2010. The terms of those agreements provide for compensation as to salary, bonus, share options and share awards, as well as for payment or benefit in the event of termination of employment, change of control of the Company or change in the officer’s responsibilities after a change of control of the Company. All such employment agreements were reviewed by the Compensation Committee and approved by the Board prior to execution by the Company.

             The employment agreements provide that upon termination without cause, the executive officer will be entitled to the following: (i) twelve months base salary; (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; and (iv) continuation of health benefits until the first anniversary of the termination date.

             The employment agreements also provide that, if within twelve months of a “change of control”, the executive officer is terminated for any reason other than just cause, or a “triggering event” occurs and the executive officer elects to terminate his or her employment agreement, the executive officer is entitled to the following: (i) two times the annualized compensation (including bonus) in effect on the termination date, (ii) accrued but unused paid time off as of the date of termination; (iii) any stock grants or options vested on or before the date of termination that were conferred by the Company to the executive which shall vest at the date of termination and shall remain exercisable until the earlier of (A) the termination date of such grant or option or (B) the date which is 12 months from the date of such termination; (iv) continuation of health benefits for 18 months after the termination date; and (v) if any of the foregoing payments are subject to excise tax, the executive officer is entitled to a gross-up payment to compensate for such tax payable.

             Under the employment agreements, “change of control” means the occurrence of any one of the following events: (i) a change in the composition of the Board resulting in less than 50% of the Board being composed of either (A) individuals who were directors of the Company as of the date of the applicable employment agreement, or (B) individuals who become directors of the Company after the date of the applicable employment agreement with the agreement of at least a majority of the directors who are directors at the date of such individual’s election or appointment; (ii) any acquiror acquiring voting securities of the Company which would entitle the acquiror to cast 42% or more of the votes attached to all of the Company’s outstanding voting securities, and shareholders having approved all necessary resolutions required to permit such acquisition of voting securities; or (iii) the Company disposing of more than 50% of its consolidated assets generating more than 50% of the Company’s consolidated operating income or cash flow, and shareholders having approved all necessary resolutions required to permit such disposition of assets.

             Under the employment agreements, “triggering event” means any of the following: (i) a material diminution in the authority, duties, or responsibilities of the executive officer or of the individual to whom the executive officer is required to report; (ii) a material diminution in the executive officer’s base salary; (iii) a material diminution in the budget over which the executive officer retains authority; (iv) a material change in the geographic location at which the executive officer is regularly required to carry out the terms of employment with the Company; or (v) any other action or inaction by the Company that constitutes a material breach of the employment agreement.

             The following table is a summary of the payments owing to the NEO upon termination without cause and termination upon change of control.

Named Executive Officer		Termination Without Cause(1)	Termination Upon Change of Control(1)
C. Kevin McArthur, CEO	Severance Period	one year	two years
	Severance Payment	$300,000	$600,000
	Severance Bonus	Nil	$900,000
	Unvested Stock Options	$2,988,299	$2,988,299
	Unvested Share Awards	$3,381,338	$3,381,338
	Benefits(1)	Nil	Nil
Jaime Mondragón, CFO	Severance Period	one year	two years
	Severance Payment	$180,000	$360,000
	Severance Bonus	Nil	$288,000
	Unvested Stock Options	$1,494,149	$1,494,149
	Unvested Share Awards	$3,160,816	$3,160,816
	Benefits(1)	25,797	38,682
Ron Clayton, COO	Severance Period	one year	two years
	Severance Payment	$240,000	$480,000
	Severance Bonus	Nil	$480,000
	Unvested Stock Options	$1,707,171	$1,707,171
	Unvested Share Awards	$3,160,816	$3,160,816
	Benefits(1)	36,294	54,432
Brian Brodsky, VP Exploration	Severance Period	one year	two years
	Severance Payment	$180,000	$360,000
	Severance Bonus	Nil	$288,000
	Unvested Stock Options	$1,494,149	$1,494,149
	Unvested Share Awards	$3,160,816	$3,160,816
	Benefits(1)	36,294	54,432
Edie Hofmeister, Corporate Secretary and General Counsel	Severance Period	one year	two years
	Severance Payment	$125,000	$250,000
	Severance Bonus	Nil	$100,000
	Unvested Stock Options	$996,100	$996,100
	Unvested Share Awards	$1,602,460	$1,602,460
	Benefits(1)	13,137	19,692

_________
Note:

(1)	Value calculated based on a triggering event date of December 31, 2010, with a Share value of C$14.70 and an exchange rate of C$1.00 – $1.0001.

CORPORATE GOVERNANCE

Board of Directors

             The Board is responsible for supervising the management of the business and affairs of the Company. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Company’s strategic objectives. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

             The directors are kept informed of the Company’s operations at meetings of the Board and its committees and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. Between the initial public offering date of June 8, 2010 and December 31, 2010, the Board formally met seven times.

             As required by the Company’s Corporate Governance Guidelines, a majority of the members of the Board (including A. Dan Rovig, the Chair of the Board) are independent directors, and thus the Board is able to act independently from management. The Board is currently comprised of seven persons, of whom six are independent directors. The Board is responsible for determining whether or not each director is an independent director. In so doing, the Board analyzes all relationships of the directors with the Company and its subsidiaries. Directors are considered to be independent if they have not direct or indirect material relationships with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

             The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
A. Dan Rovig	Independent
C. Kevin McArthur	Non-Independent Mr. McArthur is the Company’s President and Chief Executive Officer.
Lorne B. Anderson	Independent
Paul B. Sweeney	Independent
James S. Voorhees	Independent
John P. Bell	Independent
Kenneth F. Williamson	Independent

             The Company’s Corporate Governance Guidelines require the independent directors to meet in conjunction with every regular meeting of the Board. Since the initial public offering on June 8, 2010, the independent directors of the Company held seven executive sessions at which non-independent directors and members of management were not in attendance. In order to facilitate open and candid discussion among its independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at a meeting of the Board will be excused.

             The Chair’s primary role and responsibilities include overseeing the Board’s discharge of its duties, the responsibilities delegated to committees and communication of strategy, plans and performance to the Board; fostering the Board’s understanding of responsibilities and liaising with management; establishing procedures to govern conduct of the Board’s work; and scheduling and presiding over Board meetings.

             The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada or foreign jurisdictions:

Director	Name of Reporting Issuer(s)
Lorne B. Anderson	Skyline Gold Corporation
C. Kevin McArthur	Consolidated Thompson Iron Mines Ltd., Cloud Peak Energy Inc. Pan American Silver Corp., Polaris Minerals Corporation, Magma Energy Corp.,
Paul B. Sweeney	Mongolia Growth Group Ltd.
James S. Voorhees	Trinity Mining Holdings A.G.
A. Dan Rovig	Goldcorp (interlocking with Bell, Williamson)
John P. Bell	Goldcorp (interlocking with Rovig, Williamson), Taiga Building Products Ltd.
Kenneth F. Williamson	Goldcorp (interlocking with Rovig, Bell), UraniumOne Inc., Quadra Mining Ltd.

Board Committees

             The Board has the following committees:

Committee	Members	Independent
Audit	Paul B. Sweeney Lorne B. Anderson Kenneth F. Williamson	Yes Yes Yes
Compensation	Paul B. Sweeney Lorne B. Anderson Kenneth F. Williamson	Yes Yes Yes
Corporate Governance and Nominating	Lorne B. Anderson James S. Voorhees John P. Bell	Yes Yes Yes
Health, Safety and Environment	James S. Voorhees John P. Bell C. Kevin McArthur	Yes Yes No

Audit Committee

The Audit Committee is currently comprised of three directors (Paul B. Sweeney, Lorne B. Anderson and Kenneth F. Williamson), all of whom are independent directors. The Audit Committee has been established to fulfill applicable reporting issuer obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting. The Audit Committee’s responsibilities include, but are not limited to, overseeing the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements, overseeing the qualifications and independence of the external auditors, overseeing the work of the Company’s financial management and external auditors in these areas, and providing an open avenue of communication between the external auditors, the Board and senior officers. If a Committee member serves on the audit committees of more than five reporting issuers or public corporations, including the Company, the Board must determine that such service does not impair the ability of the member to effectively serve on the Committee and disclose such determination in the annual proxy circular. No member of the Company’s Audit Committee sits on more than five Audit Committees.

             The Audit Committee had two formal meetings between June 8, 2010 and the year ended December 31, 2010.

             See “Information Concerning the Company’s Audit Committee and External Auditor” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2010 (available at www.sedar.com) for more information concerning the Audit Committee and its members, including the Audit Committee charter which is attached as Appendix A to the AIF.

Compensation Committee

             The Compensation Committee, which is comprised entirely of independent directors (Paul B. Sweeney, Lorne B. Anderson and Kenneth F. Williamson), determines the compensation for the Company’s directors and executive officers. The Compensation Committee’s responsibilities, powers and operations include, but are not limited to, reviewing the compensation paid to the Company’s directors, reviewing the performance and compensation paid to the Company’s executive officers, making recommendations on compensation to the Board and overseeing the compensation and incentive plans of the Company. In regards to the process followed by the Compensation Committee in determining compensation, the Compensation Committee will review (and if required revise) the position description of the Chief Executive Officer and recommend annual performance goals and criteria for the Chief Executive Officer, and review the Chief Executive Officer’s evaluation of the performance of the other senior officers of the Company and the Chief Executive Officer’s recommendations with respect to the amount of compensation to be provided to the senior officers.

             The Compensation Committee will also review and assess the compensation package of the Chief Executive Officer and the senior officers. In conducting such review, the Compensation Committee will consider, among other things, the compensation packages for the prior year, the Compensation Committee’s evaluation of individual performance, the Company’s performance and relative shareholder return, the competitiveness of the compensation package, and the awards given in previous years. No member of the Compensation Committee serves as CEO of another Company.

             The Compensation Committee had two formal meetings between June 8, 2010 and the year ended December 31, 2010.

Corporate Governance and Nominating Committee

             The Corporate Governance and Nominating Committee (“Governance Committee”) is currently comprised of three directors (Lorne B. Anderson, James S. Voorhees and John P. Bell), all of whom are independent directors. Mr. Anderson is the Chair of this Committee. The Governance Committee has responsibility for corporate governance matters, Board composition and nominations.

             In its oversight of corporate governance, the Governance Committee is responsible for, among other things, developing and recommending to the Board the Company’s approach to corporate governance, reviewing and revising corporate governance guidelines, monitoring and assessing the relationship between the Board and management and recommending changes where necessary to ensure independence of the Board, overseeing orientation and education opportunities for directors, evaluating the effectiveness of the Board, the performance of the Chair of the Board and Chairs of committees and the performance of individual directors, recommending appointments to Committees, reviewing the charters of Committees, and reviewing and approving disclosure of the Company’s corporate governance practices annually.

             With respect to Board composition, the Governance Committee is responsible for, among other things, evaluating and making recommendations with respect to the size of the Board and identifying and recommending individuals as nominees for positions on the Board. The Company maintains an “ever-green” list of suitable director candidates for use by the Governance Committee. We expect that the Committee will, subject to approval by the full Board, establish and review on an annual basis, criteria and personal qualifications to be used in making selections of candidates to the Board. Such criteria and qualifications may include business and financial experience and acumen, integrity, willingness to devote the necessary time and energy to fulfill the duties and responsibilities of a director, independence, the current matrix of director talent and qualifications on the Board and such other criteria and specific qualifications to fit the needs of the Board as the Committee determines to be appropriate under the circumstances.

             The Governance Committee is also responsible for making an annual assessment and reporting to the Board its evaluation of the overall performance and effectiveness of the Board and each Committee, the Chair, each Committee chair and each director. In 2010, Board members participated in Board and Committee evaluations which were administered by the Governance Committee. The Governance Committee analyzed evaluation results during the March 3, 2011 meeting, and concluded that each Committee and the full Board were functioning satisfactorily. A full report was made to the Board at that time. (See “Assessments” below.)

Health, Safety and Environment Committee

             The HSE Committee is composed of three directors (James S. Voorhees, John P. Bell and C. Kevin McArthur), two of whom (Messrs. Voorhees and Bell) are independent directors. Mr. Voorhees is the Chair of the Committee. The Board has determined that the input of the President and Chief Executive Officer is important to the HSE Committee in reviewing the environmental affairs of the Company.

             The HSE Committee is responsible for establishing and reviewing our health, safety and environmental policies, monitoring effectiveness of, and compliance with, such policies, and receiving audit results and reports from management regarding environmental, health and safety performance.

             The Health, Safety and Environment Committee had one formal meeting between June 8, 2010 and the year ended December 31, 2010.

Meetings of the Board and Committees

             The Board meets on a quarterly and as-needed basis. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee charter. The Company also expects each director to attend the annual meeting of the Company’s shareholders. The Company’s first annual meeting of shareholders is scheduled for May 2, 2011.

             During the period commencing June 8, 2010 and ended December 31, 2010, the Board met seven times with all Board members in attendance. The Audit Committee met two times, the Compensation Committee met two times, and the Health and Safety Committee met once.

             The following table provides details regarding director attendance at Board and committee meetings held between June 8, 2010 and the year ended December 31, 2010. The table only shows attendance for committee members, although all directors are encouraged to participate and frequently attend meetings of committees of which they are not members.

Share Ownership by Directors

Director	Board (10 Meetings)		Audit Committee (2 meetings		Compensation Committee (2 meetings)		Nominating & Governance Committee (0 meetings)		Health, Safety, & Environment Committee (1 meeting)
	Number	%	Number	%	Number	%	Number	%	Number	%
C. Kevin McArthur	7 of 7	100	n/a	n/a	n/a	n/a	n/a	---	1 of 1	100
Lorne Anderson	7 of 7	100	2/2	100	2 of 2	100	---	---	n/a	n/a
John P. Bell	7 of 7	100	n/a	n/a	n/a	n/a	---	---	1 of 1	100
A. Dan Rovig	7 of 7	100	n/a	n/a	n/a	n/a	n/a	---	n/a	n/a
Paul B. Sweeney	7 of 7	100	2/2	100	2 0f 2	100	n/a	---	n/a	n/a
Kenneth F. Williamson	7 of 7	100	2/2	100	2 of 2	100	---	---	n/a	n/a
James S. Voorhees	7 of 7	100	n/a	n/a	n/a	n/a	n/a	---	1 of 1	100
Overall Attendance Rate	100		100		100		---		100

             All directors are required to have a significant long-term financial interest in the Company to align their interests with those of the shareholders. Directors shall own shares having a total acquisition cost or value not less than 50% of the annual aggregate directors’ fees paid to them. Directors are provided a period of two years following initial election to achieve this requirement. As at December 31, 2010, all directors owned sufficient shares in compliance with this board governance provision.

Board Mandate

             The Board has responsibility for the stewardship of the Company and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including the Board’s responsibilities for the appointment of management, management of the Board, strategic planning, monitoring of financial performance, financial reporting, risk management and oversight of the Company’s policies and procedures, communications and reporting and compliance. The full text of the Board’s written mandate is attached as Appendix A to this Information Circular and is available on the Company’s website at www.tahoeresourcesinc.com.

Majority Vote Policy

             The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Company who, in an uncontested election, has greater than 50% of the votes represented by proxies validly deposited prior to a shareholders meeting at which directors are to be elected withheld from his or her election, will promptly submit his or her proposed resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation, and such directors may choose to accept or reject the resignation. The Company will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation, and if the proposed resignation was rejected, the reasons therefor.

Position Descriptions

             The Board has approved written position descriptions for the Chair of the Board and the CEO of the Company. The Chairman of the Board must be an independent director elected by the Board. The prime responsibility of the Chair is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Company. Critical to meeting this accountability standard is the relationship between the Board, management, Shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Company. The CEO’s primary responsibility is to lead the Company by providing a strategic direction that includes the development and implementation of plans, policies, strategies and budgets for the grown and profitable operation of the Company. The CEO reports to the Board. While the Board has not adopted position descriptions for the committee chairs, it has adopted charters for each Board Committee. Each of the Committee charters is available on the Company’s website at www.tahoeresourcesinc.com.

Orientation and Continuing Education

             New directors participate in a formal orientation program regarding the role of the Board, its Committees and its directors, and the nature and operations of the Company’s business. Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business, the industry, and applicable legal and regulatory developments.

             Members of the Board are encouraged to take continuing education programs at our expense in order to keep themselves informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of the Company. Members of the Board are also encouraged to visit exploration and operating properties to gain knowledge of the properties and the management organizations. During 2010, the full Board toured the Escobal Project in Guatemala and attended presentations by the Chief Operating Officer and the Vice President of Exploration. The following table provides details regarding various continuing education events held for, or attend by, the Company’s directors during the year ended December 31, 2010.

2010	Topic	Presented/hosted by	Attended by
Jan. 13	Role of Board in Risk Oversight	Institute of Corporate Directors/John Caldwell	John Bell
Feb. 15	Unique Challenges to Manage as Director of a Commodity Cyclical Company	Institute of Corporate Directors	John Bell
Mar 22	IFRS for Mining Exploration	TSX-V	Lorne Anderson
Mar 22- 23	Mine visit: examined open-pit and underground mines; observed mill operations. Discussed mine transitioning from oxide ore to sulphide ore treatment.	Goldcorp Penasquito Mine	Ken Williamson
May 17 and 18	Great Basin Evolution & Metallogeny Symposium	Geological Society of Nevada	A. Dan Rovig
May 21	Professional Ethics for Mining Engineers	Geographic Information Systems	James Voorhees
June 1	Evaluation of a Signaling and Warning System for Underground Mines	Geographic Information Systems	James Voorhees
June 14	Guide for Reporting Exploration Information, Mineral Resources and Mineral Reserves	Geographic Information Systems	James Voorhees
June	Audit Committee Leadership Network Roundtables	Ernst & Young	Paul Sweeney
August 10	Mine visit: examined open-pit and underground mines; observed mill operations. Examined low volume but high ore value, selective mining techniques.	QuadraFNX Levack Mine	Ken Williamson
Sept. 15	Extreme Events: Are You Ready?	Institute of Corporate Directors	John Bell
October	Audit Committee Leadership Network Roundtables	Ernst & Young	Paul Sweeney
October 7	Corporate Governance	TSX-V	Lorne Anderson
October 13	2010 Accounting Roundup for the Mining Industry	Deloitte & Touch	Lorne Anderson
Nov.	Guatemala Government Reaction to Natural Disasters	Fundacion Nahual, Capilano University/Ignacio Ochoa	John Bell
Nov. 9	Recognizing Conflicts of Interest; Preventing Workplace Harassment; Insider Trading: Avoiding Risky Behavior	LRN Advisory Group	Kevin McArthur
Dec. 7	Tahoe Resources Escobal Mine Project Tour	Tahoe Resources Inc.	Lorne Anderson John Bell Kevin McArthur A. Dan Rovig Paul Sweeney Ken Williamson Jim Voorhees

2010	Topic	Presented/hosted by	Attended by
Dec. 12	Spanish Language Course in Guatemala		John Bell
Various seminars	Geology/Exploration Sciences	Geological Society of Nevada	A. Dan Rovig
Various meetings	Mining and Mineral Processing Engineering	Northern Nevada Section of SME	A. Dan Rovig

Ethical Business Conduct

             The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. The Board Governance Charter mandates directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies in the Code. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Company must disclose that interest to the Board and abstain from influencing or voting on approval of such transactions as appropriate.

             The Board monitors compliance with the Code by receiving reports from management as to any actual or alleged violations. In addition, each Board member and executive annually is required to read, acknowledge and accept the Code in writing as a condition of employment or Board service. The Code is available on SEDAR under the Company’s profile, and written copies of the Code may be obtained from us upon request.

Whistleblower Policy

             The Company adopted a written Whistleblower Policy (“Policy”) for the Company’s officers, directors and employees. The policy governs the reporting and investigation of allegations of suspected improper activities with respect to accounting, internal accounting controls or auditing matters, violations of law and general violations of the Code. It is the responsibility of all directors, officers and employees to report violations of suspected violations in accordance with the Policy, which is administered by the Audit Committee. The Whistleblower Policy is available on the Company’s website at www.tahoeresourcesinc.com.

Service on Other Boards

             The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Corporate Governance Committee is obligated to evaluate the nature of and time involved in a director’s service on other boards in determining the suitability of individual directors for election (or re-election).

Assessments

             We have adopted a formal procedure for assessing and evaluating the aggregate skills and effectiveness of the Board as a whole and of individual directors, both as directors and as committee members. This function is carried out annually by the Corporate Governance and Nominating Committee and includes a review of directors and committee members against written criteria developed by the Committee. The criteria employed by the Governance Committee and the written Board expectations, include independence, ownership of the Company’s shares, attendance at Board and committee meetings, continuing education and general participation and contributions to the Board’s function of reviewing the affairs of the Company.

Directors and Officers Insurance

             The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $10,000,000 with a $50,000 deductible per claim. The annual cost of coverage between April 23, 2010 and April 23, 2011 is approximately $56,000. The Company also offers its directors and senior officers indemnification against any liability that may be incurred by reason of his being or having been a director or officer. The indemnification, in compliance with the Business Corporations Act (British Columbia), is intended to protect the indemnitee from corporate litigation risks. The Company concluded that to attract and retain competent and experienced individuals to serve as directors or officers of the Company, it was reasonable and prudent to document the indemnitee’s right to indemnification for serving the Company.

APPOINTMENT OF AUDITOR

             KPMG LLP, Chartered Accountants, P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for re-appointment as auditor of Tahoe. KPMG LLP has been auditor of Tahoe since April 20, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Share Option and Incentive Share Plan

             We have a Share Option and Incentive Share Plan that was adopted on April 21, 2010 (the “Plan”). The purpose of granting share purchase options (“Options”) and share awards (consisting of Deferred Share Awards and Restricted Share Awards) under the Plan is to attract, retain and motivate employees, to compensate them for their loyalty and contribution to the Company’s long-term growth and development, and to encourage them to acquire and retain a proprietary interest in the success of the Company.

             A total of 10,602,600 Common Shares have been reserved for issuance under the Plan. Of those 10,602,600 Common Shares, 7,500,000 have been reserved for issuance under Options and 3,102,600 Common Shares have been reserved for issuance under Awards. As of March 3, 2011, there are 2,550,000 Options outstanding and 1,306,000 Deferred Share Awards outstanding. In addition, 60,000 Common Shares were issued in respect of Restricted Share Awards.

             The material terms of the Plan are as follows:

  The Plan will be administered by the Compensation Committee.

  Options may be granted to employees, officers and directors of the Company or of any of its subsidiaries and to individuals who we engage to provide us, or any subsidiary, ongoing consulting, technical, management or other services under a written contract for an initial, renewable or extended period of 12 months or more.

  Awards may be granted to directors, officers, employees and consultants.

  The exercise price under Options will be the closing price of the Shares on the exchange on which the Shares are listed for trading on the day before the grant, or the weighted average of the trading prices for the Shares on the five trading days before the grant. If Options are granted before the Shares are listed for trading on an exchange, the exercise price will be the Offering Price.

  The terms of Options may not exceed five years and Options will be subject to vesting terms as determined by the Compensation Committee.

  Awards can be either (i) Deferred Share Awards (that is, Shares, subject to an Award, that have not yet been but will be issued and delivered to the recipient upon the passage of time, continued employment by the Company or upon such other terms and conditions as the Compensation Committee may determine), or (ii) Restricted Share Awards (that is, Shares, subject to an Award, that are issued but which will only be delivered to the recipient upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee may determine).

•	The maximum number of Shares that may be issued under the Plan to

	o	insiders, as a group, within any one-year period may not exceed 10% of the outstanding Shares at the time of the determination,

	o	any one insider and his or her associates within a one-year period may not exceed 5% of the outstanding Shares at the time of the determination,

	o	non-employee directors, as a group, may not exceed 5% of the outstanding Shares at the time of the determination.

•	Options may not be exercised after an optionee’s term of service to the Company has been terminated, except as follows

	o	in the case of death or retirement, up to one year from the date of death or retirement or the expiry date of the Option, whichever occurs first,

	o	in the case of disability, options will be exercisable as if the recipient were still providing services to the Company,

	o	in the case of voluntary termination of services or termination without cause, up to 30 days from the date of termination or the expiry date of the Option, whichever occurs first,

	o	in case of termination for cause, all rights to acquire Shares will terminate immediately unless otherwise determined by the Board,

o

in the event of a change of control of the Company or a take-over bid being made for Shares, the Compensation Committee may in its discretion provide in the case of a particular optionee that the Options held by that optionee may be exercised in full or in part at any time before vesting of those Options.

•	Awards that have not yet vested will expire once an optionee’s term of service to the Company has been terminated, except as follows

	o	in the case of death, retirement, disability, or in the event of a change of control of the Company, awards will immediately vest upon the effective date such employment or office is terminated.

•	Options and Awards are non-assignable.

•

Options may not be re-priced without shareholder and applicable regulatory approval. For this purpose, shareholder approval is to be by a majority vote at an annual or special meeting of shareholders; provided that insiders who hold Options that are subject to the proposed re-pricing may not vote on the proposal.

•	The Board may not, without Shareholder approval, amend the Plan or an Option or Award to

	o	increase the number of Shares reserved for issuance under the Plan,

	o	make any amendment that would reduce the exercise price of an Option (including a cancellation and reissue of an Option at a reduced exercise price),

o

extend the term of any Option beyond five years, except in the case where an Option will expire during a blackout period, in which case the term of the option may be extended to a date which is the 10th business day after the expiry date of the blackout period,

	o	permit assignments, or exercises other than by the optionee, except for an amendment that would permit the assignment of an Option for estate planning or estate settlement purposes,

	o	amend the Plan to provide for other types of compensation through equity issuance, unless the change to the Plan or an Option results from a change in the corporate status of the Company,

	o	amend or delete any of the terms of the Plan that limit the number of Shares that may be subject to a recipient’s Options or Awards.

•	The Board may amend the Plan without Shareholder approval to

	o	make any amendment to the terms and conditions of the Plan necessary to ensure the Plan complies with applicable regulatory requirements,

	o	make adjustments to outstanding Options in the event of a change in the corporate status of the Company,

	o	change the termination provisions of an Option such that it does not extend the term of an Option beyond five years, regardless of whether an Option will expire during a blackout period,

	o	amend provisions of the Plan pertaining to administration of the Plan and eligibility for participation under the Plan,

	o	amend provisions of the Plan pertaining to the terms and conditions on which Options or Awards may be granted pursuant to the Plan, or

	o	make any amendments to the Plan that are of a “housekeeping nature”.

Equity Compensation Plan Information at December 31, 2010

	Number of securities to be issued under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Share Option and
Incentive Share Plan
• Options	2,550,000	C$6.93	4,950,000
• Awards	1,306,000	Nil	1,676,600
Total	3,856,000	C$6.93 (options)	6,626,600

APPROVAL OF SHAREHOLDER RIGHTS PLAN

             Shareholders will be asked to approve the shareholder rights plan adopted by the Company on March 3, 2011 (the “Shareholder Rights Plan”).

             At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the Shareholder Rights Plan adopted by the Company on March 3, 2011. The Shareholder Rights Plan is intended to provide for the fair treatment of Shareholders in connection with any take-over bid for the Company and is designed to provide the Board and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure. Furthermore, the Shareholder Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement set out in Appendix B hereto. The approval of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

Purpose of the Plan

             The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for Tahoe. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

             The Shareholder Rights Plan discourages discriminatory, coercive or unfair take-overs of Tahoe and gives the Board time if, under the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile take-over bids by creating the potential that any Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any take-over bid for outstanding Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully informed basis.

             The Shareholder Rights Plan is not being proposed to prevent a take-over of Tahoe, to secure the continuance of management or the directors of Tahoe in their respective offices or to deter fair offers for the Shares.

Term

             Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Company’s annual meeting of Shareholders in 2014 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

             The Rights Plan provides that one right (a “Right”) will be issued by Tahoe pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the “Record Time”) on the Effective Date. “Voting Shares” include the Shares and any other shares of Tahoe entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Shareholder Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Shares.

Certificates and Transferability

             Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued after the Record Time. Rights are also attached to Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Shares and will not be exercisable or transferable separately from the Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Shares.

Separation of Rights

             The Rights will become exercisable and begin to trade separately from the associated Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.

the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Shareholder Rights Plan; or (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis;

2.

the date of commencement of, or the first public announcement of an intention of any person (other than Tahoe or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

             Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

             After the Separation Time, each Right entitles the holder thereof to purchase one Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

             A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

  the take-over bid must be made by means of a take-over bid circular;

  the take-over bid is made to all holders of Voting Shares on the books of Tahoe, other than the offeror;

  no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take- over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

  no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days following the date of the take-over bid;

  Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

  if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the take- over bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

             The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

             A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

1.

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.

the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder’s Voting Shares being purchased under the other take-over bid or transaction;

3.

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.

any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder’s right to withdraw Voting Shares from the agreement, must not preclude the Shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder’s Voting Shares being purchased.

Waiver and Redemption

             If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

             The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

             The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Shares, pro rata distributions to holders of Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Managers

             Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

             The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Tahoe. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

             Tahoe may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. Tahoe may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Voting Requirements

             The approval of the Shareholder Rights Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting. The Company is not aware of any Shareholder who will be ineligible to vote on the approval of the Shareholder Rights Plan at the Meeting. The Board recommends that Shareholders vote FOR the resolution approving the Shareholder Rights Plan and any Rights issued pursuant thereto.

             At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution substantially in the following form:

“RESOLVED THAT:

1.

The adoption of the Shareholder Rights Plan substantially as described in the Information Circular is hereby approved, and Tahoe is hereby authorized to enter into an agreement with Computershare Trust Company of Canada (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Shareholder Rights Plan and to issue rights thereunder.

2.	The Board may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.

Any one or more directors or officers of Tahoe, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

             In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the ordinary resolution approving and adopting the Shareholder Rights Plan.

GENERAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

             No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as otherwise set out herein.

Indebtedness of Directors and Executive Officers

             No director, nominee for election as a director, executive officer, employee or former director, executive officer or employee of the Company or any of its subsidiaries, or any of their associates or other member of management of the Company, was indebted to the Company at any time since the beginning of the most recently completed financial year.

Interest of Informed Persons in Material Transactions

             To the knowledge of management of the Company, no informed person (as defined in National Instrument 51-102) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or nominee had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries since the beginning of the most recently completed financial year, other than as set out herein.

Management Contracts

             There are no management functions of the Company which are to any substantial degree performed by an individual or company other than the directors or executive officers of the Company or a subsidiary.

ADDITIONAL INFORMATION

             Information contained herein is given as of March 3, 2011, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

             Additional information relating to Tahoe, including the comparative consolidated financial statements of Tahoe for the financial year ended December 31, 2010, together with the report of the auditors thereon and management’s discussion and analysis of Tahoe’s financial condition and results of operations for fiscal 2010, which provide financial information concerning Tahoe, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

APPROVAL OF INFORMATION CIRCULAR

             The contents and mailing to Shareholders of this Information Circular have been approved by the Board.

             (signed) A. Dan Rovig
             Chairman of the Board
             Vancouver, British Columbia
             March 3, 2011

APPENDIX A

BOARD MANDATE

             The Board of Directors (the “Board”) of Tahoe Resources Inc. (the “Corporation”) is responsible for the stewardship and the general supervision of the management of the business and affairs of the Corporation in order to ensure the long-term financial strength of the Corporation and the creation of enduring shareholder value. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic plans and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and its underlying value of the Corporation.

             The Board shall be constituted at all times of a majority of directors who, as determined by the Board, are “independent” as defined under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading.

DUTIES & RESPONSIBILITIES OF DIRECTORS

             The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and by delegation through its standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Health, Safety and Environment Committee.

             In addition to these standing committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature, and may appoint new standing committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board’s primary roles are overseeing corporate performance and appointing or overseeing the appointment and the continuity of management with the quality and depth of expertise to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Dealing with Management

The Board is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation Committee, and is to see that succession planning programs are in place, including programs to train and develop management.

The Board will from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall be reviewed by and are subject to the prior approval of the Board.

The Board is, through the Compensation Committee, to establish and update the Corporation’s executive compensation policy and is to ensure that such policy aligns management’s interests with those of the shareholders.

Board Organization

The Board will respond to recommendations received from the Corporate Governance and Nominating Committee and the Compensation Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair, Co-Chair(s) or lead director of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and is ultimately responsible for these matters and all other delegated responsibilities.

The Board supports the separation of the role of Chair from the role of Chief Executive Officer and, after the closing of the Corporation’s initial public offering, will select an independent Chair; however, the Board will be prepared to consider exceptions when that would be in the best interests of the Corporation.

The Board will oversee the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including consideration of the appropriate size of the Board.

The Board will review selection processes for the identification and recommendation of new nominees to the Board.

The Board will ensure that an appropriate orientation and education program for new directors is in place and that educational opportunities are provided to continuing directors.

Strategic Planning

The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Corporation and its objectives and goals.

The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

The Board is responsible for adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its directions to management in light of changing circumstances affecting the Corporation.

The Board is responsible for approving the audited financial statements and interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

Policies and Procedures

The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is governed and approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

The Board is responsible for supporting a corporate culture of integrity and responsible stewardship and overseeing the discharge by the Corporation of its responsibilities as a good corporate citizen, including environmental, health and safety and social responsibilities.

The Board will enforce its policy respecting confidential treatment of the Corporation’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

The Board has approved, and will revise from time to time as circumstances warrant, policies to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation’s implementation of systems which accommodate feedback from shareholders.

Certain Individual Responsibilities of the Members of the Board

Each member of the Board is expected to attend all meetings of the Board, unless adequate notification of absence is provided.

Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

One independent director of the Board will be responsible for receiving comments from shareholders and reporting to the whole Board on such comments on a regular basis.

APPENDIX B

SHAREHOLDER RIGHTS PLAN

TAHOE RESOURCES INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF MARCH 3, 2011

BETWEEN

TAHOE RESOURCES INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

Effective: March 3, 2011

TAHOE RESOURCES INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is dated as of March 3, 2011

BETWEEN:

TAHOE RESOURCES INC., a corporation incorporated under the laws of British Columbia

(the “Company”)

AND:

COMPUTERSHARE INVESTOR SERVICES INC.

(the “Rights Agent”)

WHEREAS:

(A)                       The Board of Directors of the Company, in the exercise of its fiduciary duties to the Company, has determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan (the “Agreement”) to

(i)          ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares,

(ii)          provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid,

(iii)          encourage the fair treatment of the Company’s securityholders in connection with any Takeover Bid (as hereinafter defined) made for the Common Shares, and

(iv)          generally to assist the Board of Directors in enhancing shareholder value;

(B)                      The Board of Directors has determined that the Agreement should take effect immediately, but that its ongoing effectiveness should be subject to the approval of the shareholders of the Company;

(C)                      In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Company has:

(i)          authorized the issuance, effective at the close of business (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding at the close of business (Vancouver time) on the Effective Date (the “Record Time”); and

(ii)          authorized the issuance of one Right in respect of each Common Share of the Company issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

(D)                      Each Right entitles the holder, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

(E)                      The Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

(F)                      The Company proposes that this Agreement be in place for a period of three years;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

Certain Definitions

1.1                      For purposes of this Agreement, the following terms have the meanings indicated:

(a)          “Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares of any class; but does not include:

(i)          the Company or any Subsidiary of the Company or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees in each case of the Company or any subsidiary of the Company or any Person organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan or trust;

(ii)          any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) Exempt Acquisitions, or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the operation of (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares of that particular class other than as a result of one or any combination of the operation of (A), (B), (C) or (D) above, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares of that particular class, such Person shall become an “Acquiring Person”;

(iii)          for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on §1.1(f)(iii)(B) solely because such Person or the Beneficial owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take Over Bid;

(iv)          an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities of the Company; or

(v)          a Person (a “Grandfathered Person”) who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, or a Pro Rata Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

(b)          “Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(c)          “Agreement” means this shareholder rights plan agreement dated as of March 3, 2011 between the Company and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)          “Annual cash dividend” means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i)          200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii)          300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years;

(iii)          100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(e)          “Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f)          A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)          any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)          any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; and

(iii)          any securities which are Beneficially owned within the meaning of §1.1(f)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security:

(A)          solely because such security has been deposited or tendered pursuant to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in §1.1(f)(iii) until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)          solely because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in §1.1(f)(iii), holds or exercises dispositive power over such security in circumstances where, (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”); or (2) such Person (“Computershare”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an “Estate Account”) or for such other accounts (each an “Other Account”); or (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more pension funds on plans (a “Plan”) registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof; or (5) such Person is a securities depositary (a “Depositary”); or (6) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, Computershare, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a Take Over Bid or has not then announced an intention to make a Take Over Bid whether acting alone or jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(C)          solely because such Person is, (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or (2) an Estate Account or an Other Account of Computershare as another Person on whose account Computershare holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

(D)          where such Person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of Computershare and such security is owned at law or in equity by Computershare, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)          because such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(g)          “Board of Directors” means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h)          “Business Corporations Act” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(i)          “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j)          “Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k)          “Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(l)          “Close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(m)          “Common Shares” means the common shares without par value in the capital of the Company;

(n)          “Competing Permitted Bid” means a Take Over Bid which also complies with the following additional provisions:

(i)          the Take Over Bid is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

(ii)          the Take Over Bid complies with all of the provisions of a Permitted Bid other than the condition set forth in §(iii) of the definition of a Permitted Bid; and

(iii)          no Voting Shares are taken up or paid for pursuant to the Take Over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take Over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitting Bid was made;

(o)          “Controlled” means a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)          securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii)          the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(p)          “Co-Rights Agents” has the meaning assigned in §4.1(a);

(q)          “Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r)          “Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities and to holders of securities of a Subsidiary of the Company, where such plan permits the holder to direct that some or all of:

(i)          dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii)          proceeds of redemption of shares of the Company or a Subsidiary;

(iii)          interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv)          optional cash payments;

are applied to the purchase from the Company of Common Shares;

(s)          “Effective Date” means March 3, 2011;

(t)          “Election to Exercise” has the meaning assigned in 2.2(d)(ii);

(u)          “Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of §3.1 pursuant to the provisions of 5.1 (a) or (b);

(v)          “Exercise Price” shall mean the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)          an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)          from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

(w)          “Expansion Factor” has the meaning assigned in §2.3(a)(i);

(x)          “Expiration Time” means the earlier of: (i) the Termination Time, and (ii) the close of business on the day immediately following the date of the Company’s annual meeting of shareholders to be held in 2014;

(y)          “Flip-in Event” means a transaction whereby or pursuant to which any Person becomes an Acquiring Person;

(z)          “holder” has the meaning assigned in §2.8;

(aa)          “Independent Shareholders” means holders of Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to §1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take Over Bid;

(bb)          “Lock-up Agreement” means an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date on which the Lock-up Bid (defined below) is publicly announced or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the date of the Lock-up Agreement) between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take Over Bid or to any Take Over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid’), where the agreement:

(i)          (A) subject to §1.1(bb)(iv), permits the Locked-up Person to withdraw Voting Shares from, or to terminate its obligation to deposit or tender Voting Shares to or not to withdraw Voting Shares from, the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid, and (B) does not provide or require that such greater value be more than 7% higher than the offering price or value contained in or proposed to be contained in the Lock-up Bid to which the Locked-up Person has agreed to deposit or tender Voting Shares pursuant to the Lock-up Agreement;

(ii)          if the Lock-up Bid is for less than all of the Voting Shares, permits the Locked-up Person to withdraw Voting Shares from, or to terminate its obligation to deposit or tender Voting Shares to or not to withdraw Voting Shares from, the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction which, if successful, would result in all of the Locked-up Person’s Voting Shares being taken up or otherwise acquired and paid for;

(iii)          does not provide for payment by a Locked-up Person of any “break-up” fees “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (A) the cash equivalent of 2.5% of the price or value payable under the Lockup Bid to the Locked-up Person, and (B) 50% of the amount by which the price or value payable under another Take Over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, in the event that the Locked-up Person fails to deposit or tender Voting Shares pursuant thereto or withdraws Voting Shares previously deposited or tendered thereto in order to accept another Take Over Bid or to support another transaction; and

(iv)          may include a right to match or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price or value contained in another Take Over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement; provided, however, that the limitation does not preclude the Locked-up Person from withdrawing Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take Over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Lock-up Bid or which, in the circumstances described in §1.1(bb)(ii), would result in all of the Locked-up Person’s Voting Shares being taken up or otherwise acquired and paid for.

(cc)          “Market Price” per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in §2.3 causes closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in §2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)          the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(ii)          if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(iii)          if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)          if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(dd)          “Nominee” has the meaning assigned in §2.2(c);

(ee)          “Offer to Acquire” includes:

(i)          an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii)          an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ff)          “Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take Over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(gg) “Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror and by any Person acting jointly or in concert with such Person on the date of the Offer to Acquire;

(hh) “Permitted Bid” means a Take Over Bid made by an Offeror that is made by means of a Take Over Bid circular and which also complies with the following additional provisions:

(i)          the Take Over Bid is made to all holders of Voting Shares on the books of the Company, other than the Offeror;

(ii)          no Voting Shares are taken up or paid for pursuant to the Take Over Bid unless more than 50% of the Voting Shares held by Independent Shareholders: (x) shall have been deposited or tendered pursuant to the Take Over Bid and not withdrawn; and (y) have previously been or are taken up at the same time;

(iii)          no Voting Shares are taken up or paid for pursuant to the Take Over Bid prior to the close of business on the date that is no earlier than the later of: (A) 35 days after the date of the Take Over Bid; and (B) 60 days following the date of the Take Over Bid;

(iv)          Voting Shares may be deposited pursuant to such Take Over Bid at any time during the period of time between the date of the Take Over Bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the Take Over Bid may be withdrawn until taken up and paid for; and

(v)          if on the date on which Voting Shares may be taken up and paid for under the Take Over Bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take Over Bid and not withdrawn, the Offeror makes a public announcement of that fact and the Take Over Bid is extended to remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

For purposes of this Agreement: (A) should a Take Over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take Over Bid shall not be a Permitted Bid Acquisition; and (B) the term “Permitted Bid” shall include a Competing Permitted Bid;

(ii)          “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(jj)          “Person” includes an individual, firm, body corporate, trust, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(kk)          “Pro Rata Acquisition” means an acquisition of Voting Shares; (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares; or (ii) pursuant to a Dividend Reinvestment Plan; or (iii) pursuant to the receipt and/or exercise of rights issued by the Company to all the holders of Voting Shares of the Company to subscribe for or purchase Voting Shares of the Company, provided that such rights are acquired directly from the Company as part of a bona fide rights offering and not from any other Person; or (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;

(ll)          “Record Time” has the meaning assigned in recital C to this Agreement;

(mm)          “Redemption Price” has the meaning assigned in §5.1(c) of this Agreement;

(nn)          “Right” means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(oo)          “Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached as Attachment 1;

(pp)          “Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to §5.4(c);

(qq)          “Rights Register” has the meaning assigned in §2.6(a);

(rr)          “Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(ss)          “Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)          the Stock Acquisition Date;

(ii)          the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)          the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take Over Bid referred to in §(ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed, for the purposes of this definition, never to have been made and further provided that if the Board of Directors determines, pursuant to §5.1, to waive the application of §3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(tt)          “Special Meeting” means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to §5.4(b) or §5.4(c);

(uu)          “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of MI 62-104 of the Securities Act) by the Company or an Acquiring Person that an Acquiring Person has become such;

(vv)          “Subsidiary” - a corporation shall be deemed to be a Subsidiary of another corporation if:

(i)          it is controlled by:

(A)          that other, or

(B)          that other and one or more corporations each of which is controlled by that other, or

(C)          two or more corporations each of which is controlled by that other, or

(ii)          it is a Subsidiary of a corporation that is that other’s Subsidiary;

(ww)          “Take Over Bid” means an Offer to Acquire Voting Shares or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(xx)          “Termination Time” means the time at which the right to exercise the Rights shall terminate pursuant to §5.1(c), §5.1(e) or §5.17;

(yy)          “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(zz)          “U.S.-Canadian Exchange Rate” means, on any date:

(i)          if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)          in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(aaa)          “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(bbb) “Voting Share Reduction” means an acquisition or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class Beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding; and

(ccc) “Voting Shares” means the Common Shares of the Company and any other shares in the capital of the Company entitled to vote generally in the election of all elected directors.

Currency

1.2                      All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Headings

1.3                      The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

1.4                      For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A =	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially owned by such Person; and

B =	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

Acting Jointly or in Concert

1.5                      For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person, any Affiliate or Associate of the first Person or any person acting jointly or in concert with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

International Financial Reporting Standards (IFRS)

1.6                      Wherever in this Agreement reference is made to International Financial Reporting Standards (IFRS), such reference shall be deemed to be the recommendations at the relevant time of the IFRS rather than Canadian generally accepted accounting principles and determined by the Canadian Institute of Chartered Accountants. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

Legend on Common Share Certificates

2.1                      Certificates for the Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also represent and evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of March 3, 2011 (the “Shareholder Rights Plan Agreement”), between Tahoe Resources Inc. (the “Corporation”) and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

             Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also represent and evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.2

(a)          Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)          Until the Separation Time,

(i)          the Rights shall not be exercisable and no Right may be exercised; and

(ii)          each Right will be represented and evidenced by the certificate for the associated Common Share of the Company registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Company.

(c)          From and after the Separation Time and prior to the Expiration Time:

(i)          the Rights shall be exercisable; and

(ii)          the registration and transfer of Rights shall be separate from and independent of Common Shares of the Company.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)          a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)          a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares of the Company held of record by it which are not Beneficially owned by an Acquiring Person.

(d)          Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)          the Rights Certificate evidencing such Rights;

(ii)         an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)          payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)          Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with §2.2(d)(ii), which does not indicate that such Right is null and void as provided by §3.1(b), and payment as set forth in §2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)          requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)          when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)          after receipt of the certificates referred to in §2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)          when appropriate, after receipt, deliver the cash referred to in §2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)          tender to the Company all payments received on the exercise of the Rights.

(f)          In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of §5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)          The Company covenants and agrees that it will:

(i)          take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)          take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act and the Securities Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)          use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)          cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)          pay when due and payable, if applicable, any and all United States, federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)          after the Separation Time, except as permitted by §5.1 or §5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Adjustments to Exercise Price; Number of Rights

2.3

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this §2.3.

(a)          In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)          declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)          subdivide or change all of the then outstanding Common Shares into a greater number of Common Shares;

(iii)          consolidate or change all of the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)          issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for all of the existing outstanding Common Shares except as otherwise provided in this §2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If an event occurs which would require an adjustment under both this §2.3 and §3.1(a), the adjustment provided for in this §2.3 shall be in addition to, and shall be made prior to, any adjustment required under §3.1(a) .

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)          the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii)          each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares in its capital other than Common Shares in a transaction of a type described in §2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company at any time after the Record Time and prior to the Separation Time issues any Common Shares otherwise than in a transaction referred to in this §0, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be represented and evidenced by the certificate representing such associated Common Share.

(b)          If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)          the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)          the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit plan, stock option plan, defined or restricted stock unit plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company.

(c)          If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in §2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in §2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)          the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)          the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)          Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this §2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under §2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this §2.3(d), any adjustment required by §2.3 shall be made no later than the earlier of:

(i)          three years from the date of the transaction which gives rise to such adjustment; or

(ii)          the Expiration Time.

(e)          Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this §2.3, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

(i)          promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)          promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

(f)          If the Company at any time after the Record Time and prior to the Separation Time issue any shares in its capital (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in §2.3(a)(i) or (iv) or §2.3(b) or (c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by §0, (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding §0, (b) and (c) above, such adjustments, rather than the adjustments contemplated by §0, (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in §5.4(b) or (c), the Company and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(g)          Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(h)          Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i)          In any case in which this §2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(j)          Notwithstanding anything contained in this §2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this §2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)          consolidation or subdivision of Common Shares;

(ii)          issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)         stock dividends; or

(iv)          issuance of rights, options or warrants referred to in this §2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

Date on Which Exercise Is Effective

2.4                      Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with §2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

Execution, Authentication, Delivery and Dating of Rights Certificates

2.5

(a)          The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President or Chief Financial Officer and by its Secretary under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)          Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile signature (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to §2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)          Each Rights Certificate shall be dated the date of countersignature thereof.

Registration, Transfer and Exchange

2.6

(a)          The Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of a transfer or exchange of any Rights Certificate, and subject to the provisions of §2.6(c), the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)          All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)         Every Rights Certificate surrendered for registration of a transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing and shall be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program. As a condition to the issuance of any new Rights Certificate under this §2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

Mutilated, Destroyed, Lost and Stolen Rights Certificates

2.7

(a)          If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign register and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)          If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)          evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)          such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)          As a condition to the issuance of any new Rights Certificate under this §2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)          Every new Rights Certificate issued pursuant to this §2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

Persons Deemed Owners of Rights

2.8                      The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

Delivery and Cancellation of Certificates

2.9                      All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this §2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

Agreement of Rights Holders

2.10                    Every holder of Rights, by accepting the Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)          to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)          that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)          that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)          that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of a transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)          that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)          that, subject to the provisions of §5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)          that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Rights Certificate Holder Not Deemed a Shareholder

2.11                    No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Flip-In Event

3.1

(a)          Subject to §3.1(b) and §5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then thereafter, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to two times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in §2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in §2.3 shall have occurred).

(b)          Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)          an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii)          a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding §3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this §3.1(b) shall be deemed to be an Acquiring Person for the purposes of this §3.1 and such Rights shall become null and void.

(c)          From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of §3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act, the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)          Any Rights Certificate that represents Rights Beneficially owned by a Person described in either §3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in §3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this §3.1(d) shall be of no effect on the provisions of §3.1(b) .

ARTICLE 4

THE RIGHTS AGENT

General

4.1

(a)          The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company also agrees to indemnify the Rights Agent its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)          The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)          The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

(d)          The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and any other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

4.2

(a)          Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation is eligible for appointment as a successor Rights Agent under the provisions of §4.4 hereof. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)          If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

Duties of Rights Agent

4.3                      The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a)          the Rights Agent, at the expense of the Company, may consult with and retain legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)          whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)          notwithstanding anything to the contrary, the Rights Agent will be liable hereunder for its own negligence, bad faith or willful misconduct;

(d)          the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)          the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to §3.1(b) hereof) or any adjustment required under the provisions of §2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by §2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)          the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)          the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, Chief Executive Officer, President, any Vice President, Treasurer or Corporate Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)          the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)          the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Change of Rights Agent

4.4                      The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with §5.9. Failure to give any notice provided for in this §4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

Redemption, Waiver and Extension

5.1

(a)          The Board of Directors acting in good faith may waive the application of §3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person becoming an Acquiring Person.

(b)          The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of §3.1 to such particular Flip-in Event that would result from a Take Over Bid made by means of a Take Over Bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in §5.1(a)), provided that if the Board waives the application of §3.1 to a particular Flip-in Event pursuant to this §5.1(b), the Board shall be deemed to have waived the application of §3.1 to any other Flip-in Event occurring by reason of any other Take Over Bid which is made by means of a Take Over Bid circular to all holders of Voting Shares prior to the expiry of any Take Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this §5.1(b) .

(c)          In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under §5.1(b), outstanding Voting Shares, other than Voting Shares Beneficially owned at the date of the Permitted Bid, Competing Permitted Bid or Exempt Acquisition under §5.1(b) by such Person, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in §2.3 if an event of the type analogous to any of the events described in §2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)          With the prior approval of the holders of Voting Shares or Rights given in accordance with §5.4, the Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of §3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in §2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in §2.3 shall have occurred.

(e)          Where a Take Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. (f) If the Board of Directors is deemed under §5.1(c) to have elected or elects under §5.1(d) or (e) to redeem the Rights, then subject to §5.1(h), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)          Within 10 Business Days after the Board of Directors is deemed under §5.1(c) to have elected or elects under §5.1(d) or (e) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(h)          Upon the Rights being redeemed pursuant to §5.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(i)          The Company shall give prompt written notice to the Rights Agent of any waiver of the application of §3.1 pursuant to this §5.1.

Expiration

5.2                      No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in §4.1(a) of this Agreement.

Issuance of New Rights Certificates

5.3                      Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Supplements and Amendments

5.4

(a)          The Company may make any amendments to this Agreement to correct any clerical or typographical error, or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or at the request of a stock exchange on which the Common Shares are traded from time to time. The Company may, prior to the Effective Date, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this §5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)          Subject to §5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take Over Bid that is not a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c)          The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles of the Company applicable to meetings of holders of Voting Shares, applied mutatis mutandis.

(d)          Any consent or approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and the Business Corporations Act with respect to the meetings of shareholders of the Company.

(e)          Any amendments made by the Company to this Agreement pursuant to §5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or are made at the request of a stock exchange on which the Common Shares are traded from time to time, shall:

(i)          if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in §5.4(b), confirm or reject such amendment; or

(ii)          if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in §5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

Fractional Rights and Fractional Shares

5.5

(a)          The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)          The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares and the Company shall not be required to pay any amount in lieu of such fractional Common Shares.

Rights of Action

5.6                      Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights or Rights to which such holder is entitled in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Regulatory Approvals

5.7                      Any obligation of the Company or action or event contemplated by this Agreement or any amendments thereto shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under §2.2(d) .

Declaration as to Non-Canadian Holders

5.8                      If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Notices

5.9

(a)          Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, NV, 89502

Attention: General Counsel
Fax No.: 775-562-2628

(b)          Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9

Attention: Manager, Client Services
Fax No.: 604-661-9400

(c)          Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)           Any notice given or made in accordance with §5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

Costs of Enforcement

5.10                    The Company agrees that if the Company fails to fulfill any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

Successors

5.11                    All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Benefits of this Agreement

5.12                    Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

Governing Law

5.13                    This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

Severability

5.14                    If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

Effective Date

5.15                    This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

Determinations and Actions by the Board of Directors

5.16                    Upon the advice of outside legal counsel, the Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to, make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board or any director of the Company to any liability to the holders of the Rights.

Confirmation

5.17                    The Company shall request the confirmation of this Agreement at a general meeting of holders of Voting Shares to be held within six months of the date of this Agreement. If the Agreement is not confirmed at such meeting by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement (subject to any other shareholder or other approvals as may be required by the Toronto Stock Exchange), this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to §5.1(a) or (b) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this §5.17.

Time of the Essence

5.18                    Time shall be of the essence in this Agreement.

Compliance with Money Laundering Legislation

5.19                    The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company provided; (i) the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

Privacy Provision

5.20                    The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Law. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

Execution in Counterpart

5.21                    This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TAHOE RESOURCES INC.

Per:	“Edie Hofmeister”
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per:	“Christian Carvacho”
Authorized Signatory

Per:	“Peter Franchi”
Authorized Signatory

ATTACHMENT 1

TAHOE RESOURCES INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. ______________	Rights ______________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

RIGHTS CERTIFICATE

             This certifies that ________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of March 3, 2011 (the “Shareholder Rights Plan Agreement”), between TAHOE RESOURCES INC. (the “Company”), a corporation incorporated under the laws of British Columbia, and COMPUTERSHARE INVESTOR SERVICES INC. (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $_______(Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

             This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company.

             This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If the Rights evidenced by this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

             No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

             This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

             IN WITNESS WHEREOF, the parties hereto have caused this Rights Certificate to be duly executed as of the date first above written.

TAHOE RESOURCES INC.

Per:
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per:
Authorized Signatory

FORM OF TRANSFER

(To be executed by the registered holder if the holder wishes to transfer the Rights Certificate.)

FOR VALUE RECEIVED _____________________________________hereby sells, assigns and transfers unto _______________________________________________________

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________, as attorney, to transfer the within Rights on the books of TAHOE RESOURCES INC., with full power of substitution.

Dated: __________________________________
Signature

(Signature must correspond to name as written
Signature Guaranteed:	upon the face of this Rights Certificate in every
particular, without alteration or enlargement or
any change whatsoever.)

The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

             The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:__________________________________
Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: TAHOE RESOURCES INC. and COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby Irrevocably elects to exercise _____________________________whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number

Dated: __________________________________
Signature

(Signature must correspond to name as written
Signature Guaranteed:	upon the face of this Rights Certificate in every
particular, without alteration or enlargement or
any change whatsoever.)

*The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

             The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated: __________________________________
Signature

(To be attached to each Rights Certificate.)

NOTICE

             In the event the certification set forth above in the Forms of Transfer and Election is not completed, TAHOE RESOURCES INC. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.